NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 9, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 29, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between First Niagara Financial Group, Inc. and KeyCorp became effective on July 29, 2016. Each share of First Niagara Fixed-to-Floating Rate Perpetual Noncumulative Preferred Stock, Series B, or the First Niagara preferred stock, will be automatically converted in the merger into a share of a newly-created series of KeyCorp preferred stock designated Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series C, or the new KeyCorp preferred stock, that will have rights, preferences, privileges and voting powers, and limitations and restrictions, that are not materially less favorable to the holder thereof than the rights, preferences, privileges and voting powers of the First Niagara preferred stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 29, 2016.